Exhibit 99.59

News Release March 3rd, 2025

Santacruz Silver Announces Appointment of Chief Operating Officer

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V: SCZ) (OTCQB: SCZMF) (FSE: 1SZ) (“Santacruz” or “the Company”) is pleased to announce the appointment of Mr. Eduardo Torrecillas as Chief Operating Officer.

With over 18 years of experience in senior leadership roles, prior to his appointment as Chief Operating Officer, Mr. Torrecillas served as Executive Chairman and President of Santacruz’s Bolivian operations since March 2022. Before joining Grupo Minero Sinchi Wayra, Mr. Torrecillas spent more than 12 years at Minera San Cristóbal S.A., a subsidiary of Sumitomo Corporation, where he held key leadership roles, including Director of Occupational Health and Safety (OHS) and General Services. In addition to his corporate roles, Mr. Torrecillas has been President of the National Association of Mid-Tier Miners (ANMM) since April 2022. He was unanimously re-elected in March 2024 for a new two-year term (established in 1939, the ANMM has long represented private mining companies in Bolivia).

In his new role, Mr. Torrecillas will oversee all operational functions across the Company’s mines and exploration projects in Mexico and Bolivia.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “Eduardo´s exceptional leadership and operational expertise underscore his proven ability to drive efficiency and growth. Eduardo has demonstrated outstanding management skills, a deep understanding of the industry, and a results-driven approach that has been instrumental in optimizing our Bolivian operations over the past 3 years. His strategic vision, hands-on leadership, and commitment to operational excellence have significantly contributed to Santacruz’s success. I have no doubt that his expertise and knowledge of both Bolivia and Mexico´s culture and dynamics will continue to strengthen our operations as he takes on this new role.”

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties in Latin America. The Bolivian operations are comprised of the Bolivar, Porco and the Caballo Blanco Group, which consists of the Tres Amigos and Colquechaquita mines. The Soracaya exploration project and San Lucas ore sourcing and trading business are also in Bolivia. The Zimapan mine is in Mexico.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and Chief Executive Officer

For further information please contact:

Arturo Prestamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: (528) 183 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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